

June 22, 2023

Mark Walsh
Chief Executive Officer
Savers Value Village, Inc.
11400 S.E. 6th Street, Suite 125
Bellevue, WA 98004

>   **Re: Savers Value Village, Inc.**
>   **Amendment No. 9 to Registration Statement on Form S-1**
>   **Filed June 20, 2023**
>   **File No. 333-261850**

Dear Mark Walsh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

Amendment No. 9 to Registration Statement on Form S-1

Prospectus Summary
Recent Developments
Preliminary Estimated Unaudited Financial Results, page 18

1.   Please include qualitative and quantitative disclosure by providing estimates for financial statement line items such as operating expenses and material other expenses that give investors a sense of how your total operating costs were impacted for the same periods presented here, with a view to understanding whether there were any material trends that differed from your historical results to put amounts provided into context. Regarding the impact of cost of merchandise sold on net income disclosed here, discuss the reason for the increase and how the increase in cost of merchandise sold, as well as the related

Mark Walsh
Savers Value Village, Inc.
June 22, 2023
Page 2

    impact on the following key metrics you disclose elsewhere of cost of merchandise sold as a percentage of net sales and cost of merchandise sold per pound processed, for the periods presented compares to that for your recent interim and annual historical periods and any associated known material trends.

<u>Recent Developments, page 18</u>

2.   We note your disclosure that your final results "may differ materially" from the estimates you are presenting. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

    You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services

cc: Christodoulos Kaoutzanis